Verizon Virginia Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Nine Months Ended September 30, 2003

Income before provision for income taxes and cumulative effect of change in accounting principle	$354.3
Equity loss from affiliate	22.6
Dividend received from equity affiliate	.2
Interest expense	59.7
Portion of rent expense representing interest	31.5
Amortization of capitalized interest	3.0

Earnings, as adjusted	$471.3

Fixed charges:
Interest expense	$59.7
Portion of rent expense representing interest	31.5
Capitalized interest	1.7

Fixed charges	$92.9

Ratio of earnings to fixed charges	5.07